U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   0-16196

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  June 30, 2005

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
 ☐  Transition Report on Form 11-K
 ☐  Transition Report on Form 10-Q
 ☐  Transition Report on Form N-SAR
For the Transition Period Ended:

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Host America Corporation
Full Name of Registrant

__________________________________
Former name if applicable

Two Broadway
Address of principal executive office (Street and number)

Hamden, Connecticut  06518
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

                State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                Host America Corporation requires additional time to prepare its annual report on Form 10-K in light of the following:

•

Management has dedicated a substantial amount of time and resources to the pending SEC investigation, the NASDAQ delisting process, class action lawsuits and the investigation by a special committee of the board of directors relating to these matters.

•

The president and chief executive officer has been placed on administrative leave and is unavailable to assist the Company in the disclosure of material events which have occurred during the fiscal year and the preparation of the Form 10-K.

•

Management is investigating and evaluating its disclosure policies and procedures with respect to the business, litigation, intellectual property and related party transactions involving its energy management subsidiary.

•	Management is evaluating the adequacy of its internal policies and procedures at the parent corporation level.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

David Murphy	203	248-4100

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).             ☒  Yes         ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☒  Yes         ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Host has incurred additional costs in the 2005 fiscal year with relation to the interest and amortization of debt discounts and deferred financing charges from the Laurus debt.  Additionally, Host has recorded the net loss on sale of a discontinued segment.  These charges have negatively impacted the net loss for fiscal 2005 as compared to fiscal 2004.

                Specifically, interest expense increased $529,000, debt discount amortization increased $709,000, deferred financing costs increased $568,000 and the loss on sale of the discontinued segment was $664,000.

Host America Corporation

                Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28, 2005	By	/S/ David J. Murphy Executive Vice President, Chief Financial and Accounting Officer